FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of
September, 2012

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 31 October, 2012

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     Notice to London Stock Exchange dated 31 October, 2012

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange announcement dated 6 September 2012 entitled 'Holding(s) in Company'

Exhibit 2: Stock Exchange announcement dated 13 September 2012 entitled 'Director/PDMR Shareholding'

Exhibit 1: Stock Exchange announcement dated 13 September 2012 entitled 'Director/PDMR Shareholding'

Exhibit 1:

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				Unilever Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:			Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):			N/A
5. Date of the transaction and date on which the threshold is crossed or reached:			04 September 2012
6. Date on which issuer notified:			05 September 2012
7. Threshold(s) that is/are crossed or reached:			L&G (Above 3%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary GBP0.031111		Below 3% (As at 29/0/8/2012)	38,639,990	38,639,990		3.01%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights				Percentage of voting rights
38,639,990				3.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) ( 38,639,990 - 3.01%= LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) ( 38,639,990 - 3.01%= LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 1,283,459,367
14. Contact name: Paul Toon (LGIM)
15. Contact telephone number: 020 3124 3854

Unilever contact: Tonia Lovell, Chief Legal Officer and Group Secretary - 020 7822 5252

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				Unilever Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:			Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):			N/A
5. Date of the transaction and date on which the threshold is crossed or reached:			11 September 2012
6. Date on which issuer notified:			12 September 2012
7. Threshold(s) that is/are crossed or reached:			L&G (Below 3%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary GBP0.031111		38,639,990 (As on 05/09/2012)	Below 3%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights				Percentage of voting rights
Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 1,283,459,367
14. Contact name: Paul Toon (LGIM)
15. Contact telephone number: 020 3124 3854

Unilever contact: Tonia Lovell, Chief Legal Officer and Group Secretary - 020 7822 5252

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 13 September 2012 that on 12 September 2012 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP) and the
Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the
Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £22.35 or the New York Stock Exchange closing price of $36.02 (as appropriate) on 12 September 2012.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 513 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 429 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 314 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 930 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 258 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 420 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 457 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 1,296 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 272 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 412 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 420 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 379 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 127 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 82 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 100 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 35 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 40 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 123 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 173 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 171 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 85 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 117 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 125 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 125 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.
 Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr K Havelock (PDMR) - 86 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 34 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 74 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 47 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Unilever North America 2002 Omnibus Equity Compensation Plan

 Dividend equivalents earned on
North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus
target shares were reinvested as additional
North America 2002 Omnibus Equity Compensation Plan
shares. The dividend equivalents reinvested were as follows:

 Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 454 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.
 Management Co-Investment Program
 Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 87 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA

 Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 37 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.
Reinvestment of dividend on beneficially owned shares

 Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr K Havelock (PDMR) - 44 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 140 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 157 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.
 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

13 September 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Safe Harbour
:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and regulatory, tax and legal risks. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.